Exhibit 23.3
[Letterhead of KPMG LLP]
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement on Form F-4 of Companhia de Bebidas das Américas — AmBev our report dated February 3, 2006, except as to note 22 which is as of July 4, 2007 with respect to the consolidated balance sheet of Labatt Brewing Company Limited as of December 31, 2005, and the related statements of operations, deficit and contributed surplus and changes in financial position for the year then ended, which report appears in the December 31, 2007, annual report on Form 20-F of Companhia de Bebidas das Américas — AmBev and to the reference to our firm under the heading “Experts”.
/s/ KPMG LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Canada
February 9, 2009